UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

TOP SHIPS Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

Y889Y107
(CUSIP Number)

George Economou G. C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 001-30 210 364-0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

CUSIP No.	Y889Y107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,826,564

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,826,564

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y889Y107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Athens, Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,826,564

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,826,564

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,826,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14.	TYPE OF REPORTING PERSON

IN

Introduction

This Schedule 13D (the “Schedule”) relates to the beneficial ownership by the Reporting Persons (as defined in Item 2, below) of the Common Stock (as defined in Item 1, below) of TOP SHIPS Inc.

Item 1.	Security and Issuer.

The name of the issuer is TOP SHIPS Inc., a Marshall Islands corporation (the “Issuer”). The address of the Issuer’s offices is 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24. The Schedule relates to the Issuer’s Common Stock, $.01 par value (the “Common Stock”).

Item 2.	Identity and Background.

(a –c, f)	The Schedule is being filed by Sovereign Holdings Inc. and Evangelos Pistiolis (together referred to herein as the “Reporting Persons”).

The principal business address of Sovereign Holdings Inc. is located at Sovereign Holdings Inc., c/o G. C. Economou & Associates, 11 Kanari Street, 106 71 Athens, Greece.

Evangelos Pistiolis is a citizen of Greece whose principal business address is located at TOP SHIPS Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24. Evangelos Pistiolis serves as the President, Chief Executive Officer  and Acting Chief Financial Officer of the Issuer.

Annita Hadjipaschali, Stylianos Giamanis, and Pinelopi Platsouka are the executive officers and directors of Sovereign Holdings Inc. (together referred to herein as the "Executive Officers and Directors").

Each of the Executive Officers and Directors are Greek citizens whose principal business address is located at G. C. Economou & Associates, 11 Kanari Street, 106 71 Athens, Greece.

Annita Hadjipaschali serves as a consultant of G. C. Economou & Associates,
Stylianos Giamanis serves as an associate of G. C. Economou & Associates and
Pinelopi Platsouka serves as a consultant of G. C. Economou & Associates.

(d)	None of the Reporting Persons or the Executive Officers and Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons or Executive Officers and Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 2,826,564 shares of Common Stock.

The consideration used to purchase the securities reported herein was the waiver by Mr. Pistiolis of the right to receive pursuant to his employment contract with the Issuer three years’ annual base salary in the event of a change in control (as defined in the employment contract) of the Issuer in exchange for receiving the securities reported herein, which are restricted shares.  The securities will vest in  the event of such change of control.

At the request of Mr. Pistiolis, the Issuer caused the securities reported herein to be issued directly to Sovereign Holdings Inc.

No borrowed funds were used to purchase the securities reported herein.

As of the date hereof, each of the Executive Officers and Directors may be deemed to beneficially own 0 shares of Common Stock.

Item 4.	Purpose of Transaction.

Mr. Pistiolis is President, Chief Executive Officer and Acting Chief Financial Officer of the Issuer. The securities reported herein were acquired for investment purposes in exchange for the change of control payments that would otherwise be payable to Mr. Pistiolis in the event of a change of control.

The Reporting Persons will take such actions in the future with respect to the securities reported herein as the Reporting Persons may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons.

In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board, except that the Reporting Persons plan to vote in favor of the nominees of the Issuer’s Board of Directors at the Issuer’s next annual meeting of shareholders; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Persons does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D, except that as set forth above, the Reporting Persons plan to vote in favor of the nominees of the Issuer’s Board of Directors at the Issuer’s next annual meeting of shareholders. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

As of the date hereof, each of the Executive Officers and Directors may be deemed to beneficially own 0 shares of Common Stock and have made no transactions in the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, each of Sovereign Holdings Inc. and Evangelos Pistiolis may be deemed to be the beneficial owners of 2,826,564 shares of Common Stock, or 9.3% of the shares of Common Stock, based upon the 30,319,116 shares outstanding as of September 9, 2008, according to the Issuer.

Sovereign Holdings Inc. shares the power to vote or direct the vote of 2,826,564 shares to which this filing relates.

Sovereign Holdings Inc. has the sole power to vote or direct the vote of 0 shares to which this filing relates.

Sovereign Holdings Inc. shares the power to dispose or direct the disposition of 2,826,564 shares to which this filing relates.

Sovereign Holdings Inc. has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

Evangelos Pistiolis shares the power to vote or direct the vote of 2,826,564 shares to which this filing relates.

Evangelos Pistiolis has the sole power to vote or direct the vote of 0 shares to which this filing relates.

Evangelos Pistiolis shares the power to dispose or direct the disposition of 2,826,564 shares to which this filing relates.

Evangelos Pistiolis has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

As of the date hereof, the Executive Officers may be deemed to be the beneficial owners of 0 shares of Common Stock.

The Executive Officers and Directors share the power to vote or direct the vote of 0 shares to which this filing relates.

The Executive Officers and Directors have the sole power to vote or direct the vote of 0 shares to which this filing relates.

The Executive Officers and Directors share the power to dispose or direct the disposition of 0 shares to which this filing relates.

The Executive Officers and Directors have the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

(c)	The trading dates, number of shares purchased and sold and price per share for all transactions in the Common Stock during the past 60 days by the Reporting Persons are set forth in Schedule A.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in the Schedule.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons and Executive Officers and Directors do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated as of September 15, 2008, by and among Sovereign Holdings Inc. and Evangelos Pistiolis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2008

Sovereign Holdings Inc.

By: /s/ Annita Hadjipaschali Name: Annita Hadjipaschali Title: President

By: /s/ Evangelos Pistiolis Name: Evangelos Pistiolis

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13D dated September 15, 2008 relating to the common stock, $.01 par value, of TOP SHIPS Inc. shall be filed on behalf of the undersigned.

Dated: September 15, 2008

Sovereign Holdings Inc.

By: /s/ Annita Hadjipaschali Name: Annita Hadjipaschali Title: President

By: /s/ Evangelos Pistiolis Name: Evangelos Pistiolis

Schedule A
Transactions in Common Stock

Date of Transaction	No. of Shares Purchased/(Sold)	Price per Share ($)
September 4, 2008	1,472,438	$0.00*

*
There was no cash consideration for this transaction.  Instead, the consideration for this transaction was the waiver by Mr. Pistiolis of the right to receive pursuant to his employment contract with the Issuer three years’ annual base salary in the event of a change in control (as defined in the employment contract) of the Issuer in exchange for receiving the securities reported herein, which are restricted shares and which will vest in  the event of such change of control.

SK 23116 0001 917209